東方有色集團有限公司
ONFEM HOLDINGS LIMITED

SEC MAIL PROCESSING
RECEIVED
APR ? 5 2002
WASH. D.C. 154 SECTION

SUPPL

18th April, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

02028668

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 17th April, 2002.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

[signature]

Eva Siu
Enclosures

dlw 4/29

香港九龍尖沙咀漆咸道南79號中國五礦大廈11樓 電話：2613 6363 傳真：2581 9823
11/F., CHINA MINMETALS TOWER, 79 CHATHAM ROAD SOUTH, TSIMSHATSUI, KOWLOON, HONG KONG TEL : 2613 6363 FAX : 2581 9823

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

CONNECTED TRANSACTIONS

SUMMARY

The Directors of ONFEM Holdings Limited announce that on 15th April, 2002, ONFEM Company Limited, its wholly-owned subsidiary, entered into two set-off agreements with Zhuhai Shining Metals Group Inc., Zhuhai (Oriental) Blue Horrison Properties Company Limited and other parties.

Zhuhai (Oriental) Blue Horrison Properties Company Limited is a sino-foreign equity joint venture established in The People's Republic of China and is currently owned as to 80% by ONFEM Company Limited and as to 20% by Zhuhai Shining Metals Group Inc..

Zhuhai Shining Metals Group Inc. is a substantial shareholder of Zhuhai (Oriental) Blue Horrison Properties Company Limited and is therefore a connected person (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) of the Company. The transactions contemplated under the two set-off agreements constitute connected transactions for the Company under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Pursuant to Rule 14.25(1) of the said Listing Rules, details of the Agreements will be published in the next annual report and accounts of the Company.

BACKGROUND

ONFEM Company Limited ("**OCL**"), a wholly owned subsidiary of ONFEM Holdings Limited ("**Company**") and Zhuhai Shining Metals Group Inc. ("**Shining Metals**") entered into a sino-foreign equity joint venture contract on 27th May, 1999 ("**JV Agreement**") for the establishment of Zhuhai (Oriental) Blue Horrison Properties Company Limited ("**ZOBHP**") in The People's Republic of China (the "**PRC**"). On the same date, OCL and Shining Metals entered into a supplemental agreement regarding the JV Agreement ("**Supplemental JV Agreement**"), pursuant to which OCL is under an obligation, inter alia, to reimburse and pay to Shining Metals the sum of RMB25,000,000 ("**Reimbursement Amount**") within three days ("**Due Date**") after the completion of substructure construction work of the residential and commercial complex development project of ZOBHP at the junction of Haijing Road and Haizhou Road in Xiangzhou, Zhuhai, the PRC. The said substructure construction work is still not yet completed as at the date hereof.

The entering into of the JV Agreement and the Supplemental JV Agreement was approved by the independent shareholders of the Company at a special general meeting of the Company held on 27th May, 1999.

As at 31st December, 2001,

(i) Shining Metals owed RMB7,500,000 to Guangzhou Tian He Orien Met Property Co., Ltd. ("**Tian He**"), which is independent of and not connected with the Company, the chief executive, directors or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**"));

(ii) Shining Metals owed RMB4,625,566.56 to Zhuhai Xingyuan Industrial and Trading Development Co., Ltd. ("**Xingyuan**"), which is independent of and not connected with the Company, the chief executive, directors or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates (as defined in the Listing Rules);

(iii) Tian He owed RMB7,500,000 to ZOBHP, being a non-interest bearing debt owing from Tian He to ZOBHP; and

(iv) Xingyuan owed RMB4,352,799.94 to ZOBHP, being an interest bearing debt (at an interest rate of 7.35% per annum) owing from Xingyuan to ZOBHP of which RMB4,000,000 is the principal sum and RMB352,799.94 is the accrued interest up to 31st December, 2001.

The loans referred to in (iii) and (iv) above were made to Tian He and Xingyuan with the intention that this might lead to potential business opportunities.

The above parties agreed to enter into two set-off agreements with OCL as described below regarding the above indebtedness so that a part of the money payable by OCL to Shining Metals will be set off by payments to ZOBHP directly.

PARTICULARS OF THE AGREEMENTS

1. Parties to the Agreement ("**Agreement I**"): OCL, Shining Metals, Tian He and ZOBHP;

   Date of Agreement I: 15th April, 2002;

   Main Terms of Agreement I: the parties agree that, out of the Reimbursement Amount in the sum of RMB25,000,000 payable by OCL to Shining Metals on the Due Date, OCL shall pay to ZOBHP on the Due Date the sum of RMB7,500,000 with the intention that such payment by OCL to ZOBHP shall set off (1) the sum of RMB7,500,000 (being a portion of the Reimbursement Amount) payable by OCL to Shining Metals, which in turn set off (2) the sum of RMB7,500,000 owed by Shining Metals to Tian He and which in turn set off (3) the sum of RMB7,500,000 owed by Tian He to ZOBHP.

2. Parties to the Agreement ("**Agreement II**"): OCL, Shining Metals, Xingyuan and ZOBHP;

   Date of Agreement II: 15th April, 2002;

   Main Terms of Agreement II: the parties agree that, out of the Reimbursement Amount in the sum of RMB25,000,000 payable by OCL to Shining Metals on the Due Date, OCL shall further pay to ZOBHP on the Due Date the sum of RMB4,625,566.56 with the intention that such payment by OCL to ZOBHP shall set off (1) the sum of RMB4,625,566.56 (being a portion of the Reimbursement Amount) payable by OCL to Shining Metals, which in turn set off (2) the sum of RMB4,625,566.56 owed by Shining Metals to Xingyuan and which in turn set off (3) the sum of RMB4,352,799.94 owed by Xingyuan to ZOBHP. As a result of the set-off arrangements under Agreement II, ZOBHP shall owe the sum of RMB272,766.62 to Xingyuan (being the difference between RMB4,625,566.56 and RMB4,352,799.94). The Directors consider that the payment of RMB4,625,566.56 (instead of RMB4,352,799.94) to ZOBHP is a more straight-forward arrangement and is also in the interest of the Group. The said sum of RMB272,766.62 is expected to be paid by ZOBHP to Xingyuan on the Due Date. Agreement II does not provide for the payment of any interest on the said sum of RMB272,766.62.

   (Agreement I and Agreement II are collectively referred to as the "**Agreements**").

As a result of the set-off arrangements under the Agreements, OCL shall pay to ZOBHP on the Due Date a total sum of RMB12,125,566.56 and shall pay to Shining Metals on the Due Date the balance of the Reimbursement Amount in the sum of RMB12,874,433.44.

Pursuant to the terms of the Agreements, the parties thereto agree that the set-off arrangements therein take effect as from 31st December, 2001. Such date is the financial year-end date of the Group and is considered to be an appropriate date for the set-off arrangements to take effect.

FUNDING

The payment to be made by OCL under the Agreements on the Due Date will be funded by internal resources of the Group.

REASON FOR ENTERING INTO THE AGREEMENTS

The Group is engaged in specialised contracting, real estate and trading businesses. The Directors (including independent non-executive Directors) consider that the entering into of the Agreements is in the interest of the Company and will enable the Group to ensure that the sums owed and payable respectively by Tian He and Xingyuan to ZOBHP will be received directly from OCL through setting off a part of the Reimbursement Amount payable by OCL to Shining Metals.

The terms of the Agreements had been reached after arm's length negotiations between the parties thereto and the Directors (including the independent non-executive Directors) of the Company consider that the terms of the Agreement are fair and reasonable so far as the shareholders of the Company are concerned.

CONNECTION BETWEEN THE PARTIES

ZOBHP is a sino-foreign equity joint venture established in the PRC and is principally engaged in property development. ZOBHP is currently owned as to 80% by OCL and as to 20% by Shining Metals.

Shining Metals is a company engaged in the manufacture of nonferrous metal products and a substantial shareholder of ZOBHP and is therefore a connected person (as defined in the Listing Rules) of the Company.

CONNECTED TRANSACTIONS

Pursuant to Rule 14.25(1) of the Listing Rules, the transactions contemplated under the Agreements constitute connected transactions for the Company. Details of the Agreements will be published in the next annual report and accounts of the Company.

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 17th April, 2002

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

CONNECTED TRANSACTIONS

SUMMARY

The Directors of ONFEM Holdings Limited announce that on 15th April, 2002, ONFEM Company Limited, its wholly-owned subsidiary, entered into two set-off agreements with Zhuhai Shining Metals Group Inc., Zhuhai (Oriental) Blue Horrison Properties Company Limited and other parties.

Zhuhai (Oriental) Blue Horrison Properties Company Limited is a sino-foreign equity joint venture established in The People's Republic of China and is currently owned as to 80% by ONFEM Company Limited and as to 20% by Zhuhai Shining Metals Group Inc.

Zhuhai Shining Metals Group Inc. is a substantial shareholder of Zhuhai (Oriental) Blue Horrison Properties Company Limited and is therefore a connected person (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) of the Company. The transactions contemplated under the two set-off agreements constitute connected transactions for the Company under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Pursuant to Rule 14.25(1) of the said Listing Rules, details of the Agreements will be published in the next annual report and accounts of the Company.

BACKGROUND

ONFEM Company Limited ("OCL"), a wholly owned subsidiary of ONFEM Holdings Limited ("**Company**") and Zhuhai Shining Metals Group Inc. ("**Shining Metals**") entered into a sino-foreign equity joint venture contract on 27th May, 1999 ("**JV Agreement**") for the establishment of Zhuhai (Oriental) Blue Horrison Properties Company Limited ("**ZOBHP**") in The People's Republic of China (the "**PRC**"). On the same date, OCL and Shining Metals entered into a supplemental agreement regarding the JV Agreement ("**Supplemental JV Agreement**"), pursuant to which OCL is under an obligation, inter alia, to reimburse and pay to Shining Metals the sum of RMB25,000,000 ("**Reimbursement Amount**") within three days ("**Due Date**") after the completion of substructure construction work of the residential and commercial complex development project of ZOBHP at the junction of Haijing Road and Haizhou Road in Xiangzhou, Zhuhai, the PRC. The said substructure construction work is still not yet completed as at the date hereof.

The entering into of the JV Agreement and the Supplemental JV Agreement was approved by the independent shareholders of the Company at a special general meeting of the Company held on 27th May, 1999.

As at 31st December, 2001:

(i) Shining Metals owed RMB7,500,000 to Guangzhou Tian He Orien Met Property Co., Ltd. ("**Tian He**"), which is independent of and not connected with the Company, the chief executive, directors or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**"));

(ii) Shining Metals owed RMB4,625,566.56 to Zhuhai Xingyuan Industrial and Trading Development Co., Ltd. ("**Xingyuan**"), which is independent of and not connected with the Company, the chief executive, directors or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates (as defined in the Listing Rules);

(iii) Tian He owed RMB7,500,000 to ZOBHP, being a non-interest bearing debt owing from Tian He to ZOBHP; and

(iv) Xingyuan owed RMB4,352,799.94 to ZOBHP, being an interest bearing debt (at an interest rate of 7.35% per annum) owing from Xingyuan to ZOBHP of which RMB4,000,000 is the principal sum and RMB352,799.94 is the accrued interest up to 31st December, 2001.

The loans referred to in (iii) and (iv) above were made to Tian He and Xingyuan with the intention that this might lead to potential business opportunities.

The above parties agreed to enter into two set-off agreements with OCL as described below regarding the above indebtedness so that a part of the money payable by OCL to Shining Metals will be set off by payments to ZOBHP directly.

PARTICULARS OF THE AGREEMENTS

1. Parties to the Agreement ("**Agreement I**"): OCL, Shining Metals, Tian He and ZOBHP.

   Date of Agreement I: 15th April, 2002.

   Main Terms of Agreement I: the parties agree that, out of the Reimbursement Amount in the sum of RMB25,000,000 payable by OCL to Shining Metals on the Due Date, OCL shall pay to ZOBHP on the Due Date the sum of RMB7,500,000 with the intention that such payment by OCL to ZOBHP shall set off (1) the sum of RMB7,500,000 (being a portion of the Reimbursement Amount) payable by OCL to Shining Metals, which in turn set off (2) the sum of RMB7,500,000 owed by Shining Metals to Tian He and which in turn set off (3) the sum of RMB7,500,000 owed by Tian He to ZOBHP.

2. Parties to the Agreement ("**Agreement II**"): OCL, Shining Metals, Xingyuan and ZOBHP.

   Date of Agreement II: 15th April, 2002.

   Main Terms of Agreement II: the parties agree that, out of the Reimbursement Amount in the sum of RMB25,000,000 payable by OCL to Shining Metals on the Due Date, OCL shall further pay to ZOBHP on the Due Date the sum of RMB4,625,566.56 with the intention that such payment by OCL to ZOBHP shall set off (1) the sum of RMB4,625,566.56 (being a portion of the Reimbursement Amount) payable by OCL to Shining Metals, which in turn set off (2) the sum of RMB4,625,566.56 owed by Shining Metals to Xingyuan and which in turn set off (3) the sum of RMB4,352,799.94 owed by Xingyuan to ZOBHP. As a result of the set-off arrangements under Agreement II, ZOBHP shall owe the sum of RMB272,766.62 to Xingyuan (being the difference between RMB4,625,566.56 and RMB4,352,799.94). The Directors consider that the payment of RMB4,625,566.56 (instead of RMB4,352,799.94) to ZOBHP is a more straight-forward arrangement and is also in the interest of the Group. The said sum of RMB272,766.62 is expected to be paid by ZOBHP to Xingyuan on the Due Date. Agreement II does not provide for the payment of any interest on the said sum of RMB272,766.62.

   (Agreement I and Agreement II are collectively referred to as the "**Agreements**").

As a result of the set-off arrangements under the Agreements, OCL shall pay to ZOBHP on the Due Date a total sum of RMB12,125,566.56 and shall pay to Shining Metals on the Due Date the balance of the Reimbursement Amount in the sum of RMB12,874,433.44.

Pursuant to the terms of the Agreements, the parties thereto agree that the set-off arrangements therein take effect as from 31st December, 2001. Such date is the financial year-end date of the Group and is considered to be an appropriate date for the set-off arrangements to take effect.

FUNDING

The payment to be made by OCL under the Agreements on the Due Date will be funded by internal resources of the Group.

REASON FOR ENTERING INTO THE AGREEMENTS

The Group is engaged in specialised contracting, real estate and trading businesses. The Directors (including independent non-executive Directors) consider that the entering into of the Agreements is in the interest of the Company and will enable the Group to ensure that the sums owed and payable respectively by Tian He and Xingyuan to ZOBHP will be received directly from OCL through setting off a part of the Reimbursement Amount payable by OCL to Shining Metals.

The terms of the Agreements had been reached after arm's length negotiations between the parties thereto and the Directors (including the independent non-executive Directors) of the Company consider that the terms of the Agreement are fair and reasonable so far as the shareholders of the Company are concerned.

CONNECTION BETWEEN THE PARTIES

ZOBHP is a sino-foreign equity joint venture established in the PRC and is principally engaged in property development. ZOBHP is currently owned as to 80% by OCL and as to 20% by Shining Metals.

Shining Metals is a company engaged in the manufacture of nonferrous metal products and a substantial shareholder of ZOBHP and is therefore a connected person (as defined in the Listing Rules) of the Company.

CONNECTED TRANSACTIONS

Pursuant to Rule 14.25(1) of the Listing Rules, the transactions contemplated under the Agreements constitute connected transactions for the Company. Details of the Agreements will be published in the next annual report and accounts of the Company.

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 17th April, 2002

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

ONFEM HOLDINGS LIMITED
(東方有色集團有限公司)

(於百慕達註冊成立之有限公司)

關連交易

摘要

東方有色集團有限公司董事會宣佈，東方有色有限公司－本公司之全資附屬公司－與珠海鑫光集團股份有限公司、珠海東方海天置業有限公司及其他人士於二零零二年四月十五日簽訂兩份抵頂協議。

珠海東方海天置業有限公司是一家於中華人民共和國成立之中外合資合營公司。東方有色有限公司及珠海鑫光集團股份有限公司現時分別擁有該公司80%及20%的權益。

珠海鑫光集團股份有限公司是珠海東方海天置業有限公司之主要股東，故此，其是本公司之關連人士(定義見香港聯合交易所有限公司證券上市規則)。根據香港聯合交易所有限公司證券上市規則，進行此兩份抵頂協議項下之交易構成本公司之關連交易。根據前述上市規則第14.25(1)條，有關該等協議之詳情將刊載於本公司下一次刊發之年報及賬目內。

背景

東方有色有限公司(「OCL」)－東方有色集團有限公司(「本公司」)之全資附屬公司－與珠海鑫光集團股份有限公司(「鑫光」)於一九九九年五月二十七日就於中華人民共和國(「中國」)成立珠海東方海天置業有限公司(「海天置業」)簽訂中外合資合營協議(「該合營協議」)。於同日，OCL與鑫光就該合營協議簽訂一份補充協議(「該補充協議」)，據此，OCL有責任在位於中國珠海市香州區海景路與海洲路交界之商住發展項目地面以下工程完工後三日內(「到期日」)向鑫光補償及支付人民幣25,000,000元(「該補償金額」)。截至本公佈之日期，前述之地面以下工程尚未完成。

該合營協議及該補充協議的簽訂已於一九九九年五月二十七日舉行之股東特別大會獲得獨立股東的批准。

截至二零零一年十二月三十一日，

(i) 鑫光欠付廣州天河東鑫物業開發有限公司(「天河」)(其為獨立人士，與本公司或其任何附屬公司之董事、行政總裁、主要股東或彼等各自之聯繫人(定義見香港聯合交易所有限公司證券上市規則(「上市規則」))人民幣7,500,000元；

(ii) 鑫光欠付珠海市興遠工貿發展有限公司(「興遠」)(其為獨立人士，與本公司或其任何附屬公司之董事、行政總裁、主要股東或彼等各自之聯繫人(定義見上市規則))人民幣4,625,566.56元；

(iii) 天河欠付海天置業人民幣7,500,000元，其為一項無息債項；

(iv) 興遠欠付海天置業人民幣4,352,799.94元，其為一項需付利息之債項(年息率為7.35%)，其中人民幣4,000,000元為本金，而人民幣352,799.94元為截至二零零一年十二月三十一日止之應付利息。

海天置業因考慮到潛在之商業機會而授出上述第(iii)及(iv)項所述之貸款予天河及興遠。

上述各方同意按照就上述之欠款與OCL簽訂下文所述之兩份抵頂協議，據此，OCL將會向海天置業直接支付其需要向鑫光支付之部份款項，以抵銷上述之欠款。

該等協議之詳情

1. 第一份協議(「協議一」)之訂約方：OCL、鑫光、天河及海天置業；

   協議日期：二零零二年四月十五日；

   協議一之主要條款：各方同意，在OCL於到期日應向鑫光支付為數人民幣25,000,000元的該補償金額當中，OCL將於到期日向海天置業支付人民幣7,500,000元以抵銷(1)OCL需向鑫光支付該補償金額當中的人民幣7,500,000元，轉而抵銷(2)鑫光欠付天河人民幣7,500,000元的欠款，再轉而抵銷(3)天河欠付海天置業人民幣7,500,000元的欠款。

2. 第二份協議(「協議二」)之訂約方：OCL、鑫光、興遠及海天置業；

   協議日期：二零零二年四月十五日；

   協議二之主要條款：各方同意，在OCL於到期日應向鑫光支付為數人民幣25,000,000元的該補償金額當中，OCL將於到期日向海天置業支付人民幣4,625,566.56元以抵銷(1)OCL需向鑫光支付該補償金額當中的人民幣4,625,566.56元，轉而抵銷(2)鑫光欠付興遠人民幣4,625,566.56元的欠款，再轉而抵銷(3)興遠欠付海天置業人民幣4,352,799.94元的欠款。因協議二項下的抵頂安排，海天置業將欠付興遠人民幣272,766.62元(即人民幣4,625,566.56元與人民幣4,352,799.94元的差距)。董事會認為支付人民幣4,625,566.56元(而不是人民幣4,352,799.94元)予海天置業為一項更直接的安排及符合本集團之利益。前述人民幣272,766.62元估計將於到期日由海天置業支付予興遠。協議二之條款沒有說明海天置業須就前述之人民幣272,766.62元支付利息

   (協議一及協議二統稱「該等協議」)。

因該等協議項下的抵頂安排，OCL將在到期日支付總數人民幣12,125,566.56元予海天置業及為數人民幣12,874,433.44元之該補償金額餘款予鑫光。

根據該等協議的條款，各方同意相關抵頂安排的生效日期為二零零一年十二月三十一日。前述日期為本集團的財務結算日，故此被視為一個抵頂安排生效的合適日期。

資金來源

根據該等協議於到期日支付的款項將從本集團的內部資源撥付。

簽訂該等協議之原因

本集團主要從事專業建築工業、地產及貿易等業務。董事(包括獨立非執行董事)認為簽訂該等協議符合本公司利益，及使本集團透過抵銷OCL需要支付該補償金額部份款項予鑫光而確保海天置業能從OCL直接收回天河及興遠分別欠付海天置業的款項。

該等協議之條款乃經訂約方公平磋商後達成。本公司之董事(包括獨立非執行董事)認為該等協議之條款對本公司股東而言，實屬公平合理。

訂約方之關係

海天置業是一家於中國成立之中外合資合營公司，主要從事物業發展。OCL及鑫光現時分別擁有海天置業80%及20%的權益。

鑫光是一家從事生產有色金屬產品業務之公司，其為海天置業之主要股東，故此，鑫光是本公司之關連人士(定義見上市規則)。

關連交易

根據上市規則第14.25(1)條，進行該等協議項下之交易構成本公司之關連交易。有關該等協議之詳情將刊載於本公司下一次刊發之年報及賬目內。

承董事會命
董事總經理
王宰東

香港，二零零二年四月十七日

ONFEM HOLDINGS LIMITED
(東方有色集團有限公司)

(於百慕達註冊成立之有限公司)

關連交易

摘要

東方有色集團有限公司董事會宣佈，東方有色有限公司一本公司之全資附屬公司一與珠海鑫光集團股份有限公司、珠海東方海天置業有限公司及其他人士於二零零二年四月十五日簽訂兩份抵頂協議。

珠海東方海天置業有限公司是一家於中華人民共和國成立之中外合資合營公司。東方有色有限公司及珠海鑫光集團股份有限公司現時分別擁有該公司80%及20%的權益。

珠海鑫光集團股份有限公司是珠海東方海天置業有限公司之主要股東，故此，其是本公司之關連人士(定義見香港聯合交易所有限公司證券上市規則)。根據香港聯合交易所有限公司證券上市規則，進行此兩份抵頂協議項下之交易構成本公司之關連交易。根據前述上市規則第14.25(1)條，有關該等協議之詳情將刊載於本公司下一次刊發之年報及賬目內。

背景

東方有色有限公司(「OCL」)一東方有色集團有限公司(「本公司」)之全資附屬公司一與珠海鑫光集團股份有限公司(「鑫光」)於一九九九年五月二十七日就於中華人民共和國(「中國」)成立珠海東方海天置業有限公司(「海天置業」)簽訂中外合資合營協議(「該合營協議」)。於同日，OCL與鑫光就該合營協議簽訂一份補充協議(「該補充協議」)，據此，OCL有責任在位於中國珠海市香州區海景路與海洲路交界之商住發展項目地面以下工程完工後三日內(「到期日」)向鑫光補償及支付人民幣25,000,000元(「該補償金額」)。截至本公佈之日期，前述之地面以下工程尚未完成。

該合營協議及該補充協議的簽訂已於一九九九年五月二十七日舉行之股東特別大會獲得獨立股東的批准。

截至二零零一年十二月三十一日，

(i) 鑫光欠付廣州天河東鑫物業開發有限公司(「天河」)(其為獨立人士，與本公司或其任何附屬公司之董事、行政總裁、主要股東或彼等各自之聯繫人(定義見香港聯合交易所有限公司證券上市規則(「上市規則」))人民幣7,500,000元；

(ii) 鑫光欠付珠海市興遠工貿發展有限公司(「興遠」)(其為獨立人士，與本公司或其任何附屬公司之董事、行政總裁、主要股東或彼等各自之聯繫人(定義見上市規則))人民幣4,625,566.56元；

(iii) 天河欠付海天置業人民幣7,500,000元，其為一項無息債項；

(iv) 興遠欠付海天置業人民幣4,352,799.94元，其為一項需付利息之債項(年息率為7.35%)，其中人民幣4,000,000元為本金，而人民幣352,799.94元為截至二零零一年十二月三十一日止之應付利息。

海天置業因考慮到潛在之商業機會而授出上述第(iii)及(iv)項所述之貸款予天河及興遠。

上述各方同意按照就上述之欠款與OCL簽訂下文所述之兩份抵頂協議，據此，OCL將會向海天置業直接支付其需要向鑫光支付之部份款項，以抵銷上述之欠款。

該等協議之詳情

1. 第一份協議(「協議一」)之訂約方：OCL、鑫光、天河及海天置業；

   協議日期：二零零二年四月十五日；

   協議一之主要條款：各方同意，在OCL於到期日應向鑫光支付為數人民幣25,000,000元的該補償金額當中，OCL將於到期日向海天置業支付人民幣7,500,000元以抵銷(1)OCL需向鑫光支付該補償金額當中的人民幣7,500,000元，轉而抵銷(2)鑫光欠付天河人民幣7,500,000元的欠款，再轉而抵銷(3)天河欠付海天置業人民幣7,500,000元的欠款。

2. 第二份協議(「協議二」)之訂約方：OCL、鑫光、興遠及海天置業；

   協議日期：二零零二年四月十五日；

   協議二之主要條款：各方同意，在OCL於到期日應向鑫光支付為數人民幣25,000,000元的該補償金額當中，OCL將於到期日向海天置業支付人民幣4,625,566.56元以抵銷(1)OCL需向鑫光支付該補償金額當中的人民幣4,625,566.56元，轉而抵銷(2)鑫光欠付興遠人民幣4,625,566.56元的欠款，再轉而抵銷(3)興遠欠付海天置業人民幣4,352,799.94元的欠款。因協議二項下的抵頂安排，海天置業將欠付興遠人民幣272,766.62元(即人民幣4,625,566.56元與人民幣4,352,799.94元的差距)。董事會認為支付人民幣4,625,566.56元(而不是人民幣4,352,799.94元)予海天置業為一項更直接的安排及符合本集團之利益。前述人民幣272,766.62元估計將於到期日由海天置業支付予興遠。協議二之條款沒有說明海天置業須就前述之人民幣272,766.62元支付利息

   (協議一及協議二統稱「該等協議」)。

因該等協議項下的抵頂安排，OCL將在到期日支付總數人民幣12,125,566.56元予海天置業及為數人民幣12,874,433.44元之該補償金額餘款予鑫光。

根據該等協議的條款，各方同意相關抵頂安排的生效日期為二零零一年十二月三十一日。前述日期為本集團的財務結算日，故此被視為一個抵頂安排生效的合適日期。

資金來源

根據該等協議於到期日支付的款項將從本集團的內部資源撥付。

簽訂該等協議之原因

本集團主要從事專業建築工業、地產及貿易等業務。董事(包括獨立非執行董事)認為簽訂該等協議符合本公司利益，及使本集團透過抵銷OCL需要支付該補償金額部份款項予鑫光而確保海天置業能從OCL直接收回天河及興遠分別欠付海天置業的款項。

該等協議之條款乃經訂約方公平磋商後達成。本公司之董事(包括獨立非執行董事)認為該等協議之條款對本公司股東而言，實屬公平合理。

訂約方之關係

海天置業是一家於中國成立之中外合資合營公司，主要從事物業發展。OCL及鑫光現時分別擁有海天置業80%及20%的權益。

鑫光是一家從事生產有色金屬產品業務之公司，其為海天置業之主要股東，故此，鑫光是本公司之關連人士(定義見上市規則)。

關連交易

根據上市規則第14.25(1)條，進行該等協議項下之交易構成本公司之關連交易。有關該等協議之詳情將刊載於本公司下一次刊發之年報及賬目內。

承董事會命
董事總經理
王宰東

香港，二零零二年四月十七日